Registration Statement 333-27355


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ---------
                                    FORM T-1
                                   ---------

                   STATEMENT OF ELIGIBILITY AND QUALIFICATION
            UNDER THE TRUST INDENTURE ACT OF 1939, AS AMENDED, OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

                Check if an application to determine eligibility
                   of a Trustee pursuant to Section 305(b)(2) _x_

                              --------------------

                           FIRST UNION NATIONAL BANK
              (Exact name of trustee as specified in its charter)

United States National Bank                  56-0900030
(State of incorporation if                   (I.R.S. employer
not a national bank)                         identification no.)

First Union National Bank
230 South Tryon Street, 9th Floor
Charlotte, North Carolina                    28288-1179
(Address of principal                       (Zip Code)
executive offices)

                                  Same as above
                 (Name, address and telephone number, including
                   area code, of trustee's agent for service)

              PRUDENTIAL SECURITIES SECURED FINANCING CORPORATION
               (Exact name of obligor as specified in its charter)

                                    DELAWARE
         (State or other jurisdiction of incorporation or organization)

                                   13-3526694
                      (I.R.S. employer identification no.)

                         One New York Plaza, 15th Floor
                            New York, New York 10292
          (Address, including zip code, of principal executive offices)

                              --------------------

              Prudential Securities Secured Financing Corporation

                  Class A-1 Asset-Backed Notes, Series 1997-4
                  Class A-2 Asset-Backed Notes, Series 1997-4
                  Class A-3 Asset-Backed Notes, Series 1997-4
                  Class A-4 Asset-Backed Notes, Series 1997-4
                  Class A-5 Asset-Backed Notes, Series 1997-4
                  Class A-6 Asset-Backed Notes, Series 1997-4

                      (Title of the indenture securities)

                ------------------------------------------------

1.   General information.  Furnish the following information as to the trustee:

     (a) Name and address of each examining or supervising authority to which it is subject

         -----------------------------------------------------------------------
         Name                                                   Address
         -----------------------------------------------------------------------
         Federal Reserve Bank of Richmond, VA                   Richmond, VA

         Comptroller of the  Currency                           Washington, D.C.

         Securities  and Exchange Commission
         Division of Market Regulation                          Washington, D.C.

         Federal Deposit Insurance Corporation                  Washington, D.C.

     (b) Whether it is authorized to exercise corporate trust powers.

         The trustee is authorized to exercise corporate trust powers.


2.   Affiliations  with  obligor  and  underwriters.   If  the  obligor  or  any
     underwriter for the obligor is an affiliate of the trustee, describe each such affiliation.

     None.

     (See Note 1 on Page 4.)


Because the obligor is not in default on any securities issued under indentures under which the applicant is trustee, Items 3 through 15 are not required herein.

16. List of Exhibits.

     All exhibits identified below are filed as a part of this statement of eligibility.

     *1. A copy of the Articles of Association of First Union National Bank as now in effect, which contain the authority to commence business and a grant of powers to exercise corporate trust powers.

     *2. A copy of the certificate of authority of the trustee to commence business, if not contained in the Articles of Association.

     *3. A copy of the authorization of the trustee to exercise corporate trust powers, if such authorization is not contained in the documents specified in exhibits (1) or (2) above.

     *4. A copy of the existing By-laws of the trustee, or instruments corresponding thereto.

      5.  Inapplicable.

     6. The consent of the trustee required by Section 321(b) of the Trust Indenture Act of 1939. Included at Page 4 of this Form T-1 Statement.

     7. A copy of the latest report of condition of the trustee published pursuant to law or to the requirements of its supervising or examining authority.

     8.   Inapplicable.

     9.   Inapplicable.

-------------
* Incorporated by reference to Exhibits bearing identical numbers in Item 16 of the Form T-1 of First Union National Bank, filed as Exhibit 25.01 of the Amendment No. 1 to Form S-3 Registration Statement of Financial Security Assurance Holdings Ltd. filed with the Securities and Exchange Commission on September 8, 1997 (Registration No. 333-34181).

                                      NOTE

Note 1: Inasmuch as this Form T-1 is filed prior to the ascertainment by the Trustee of all facts on which to base a responsive answer to Item 2, the answer to said Item is based on incomplete information. Item 2 may, however, be considered correct unless amended by an amendment to this Form T-1.

                                   SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, First Union National Bank, a national association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Charlotte, and State of North Carolina, on the 26th day of November, 1997.

                                   FIRST UNION NATIONAL BANK
                                   (trustee)

                                   By:  /s/ Robert Ashbaugh
`                                       ----------------------------------
                                        Name:    Robert Ashbaugh
                                        Title:   Vice President

                               CONSENT OF TRUSTEE

         Under section 321(b) of the Trust Indenture Act of 1939, as amended, and in connection with the proposed issuance by Prudential Securities Secured Financing Corporation of its Asset-Backed Notes, First Union National Bank as the trustee herein named, hereby consents that reports of examinations of said Trustee by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon requests therefor.

                                   FIRST UNION NATIONAL BANK

                                   By:  /s/ Robert Ashbaugh
`                                       ----------------------------------
                                        Name:    Robert Ashbaugh
                                        Title:   Vice President

Dated:  November 26, 1997

Legal Title of Bank:  First Union National Bank     Call Date: 9/30/97
Address:              Two First Union Center            ST-BK: 37-0351 FFIEC 031
City, State, Zip:     Charlotte, NC 28288-0201                         Page RC-1
FDIC Certificate #:   04885

Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for September 30, 1997

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.


Schedule RC--Balance Sheet
                                                                      Dollar Amount in Thousands  RCFD Bil Mil Thou    C400
---------------------------------------------------------------------------------------------------------------------------
ASSETS                                                                                            /////////////////////////
 1.  Cash and balances due from depository institutions (from Schedule RC-A):                     /////////////////////////
      a. Noninterest-bearing balances and currency and coin (1) ................................  0081           5,101,644   1.a.
      b. Interest-bearing balances (2) .........................................................  0071              102,192  1.b.
 2.  Securities:                                                                                  /////////////////////////
      a. Held-to-maturity securities (from Schedule RC-B, column A) ............................  1754            1,751,546  2.a.
      b. Available-for-sale securities (from Schedule RC-B, column D) ..........................  1773           12,629,007  2.b.
 3.  Federal funds sold and securities purchased under agreements to resell ....................  1350            2,640,885  3.
 4.  Loans and lease financing receivables                                                        /////////////////////////
      a. Loans and leases, net of unearned income (from Schedule RC-C) .. RCFD 2122   75,530,867  /////////////////////////  4.a.
      b. LESS: Allowance for loan and lease losses ...................... RCFD 3123    1,143,846  /////////////////////////  4.b.
      c. LESS: Allocated transfer risk reserve .......................... RCFD 3128            0  /////////////////////////  4.c.
      d. Loans and leases, net of unearned income,                                                /////////////////////////
         allowance, and reserve (item 4.a minus 4.b and 4.c) ...................................  2126           74,387,021  4.d.
 5.  Trading assets (from Schedule RC-D) .......................................................  3545            3,440,660  5.
 6.  Premises and fixed assets (including capitalized leases) ..................................  2145            2,024,718  6.
 7.  Other real estate owned (from Schedule RC-M) ..............................................  2150               68,264  7.
 8.  Investments in unconsolidated subsidiaries and associated companies (from Schedule RC-M) ..  2180              155,345  8.
 9.  Customers' liability to this bank on acceptances outstanding ..............................  2155              751,815  9.
10.  Intangible assets (from Schedule RC-M) ....................................................  2143            2,449,609 10.
11.  Other assets (from Schedule RC-F) .........................................................  2160            3,610,109 11.
12.  Total assets (sum of items 1 through 11) ..................................................  2170          109,112,815 12.

----------
(1)  Includes  cash items in process of  collection  and  unposted  debits.
(2)  Includes time certificates of deposit not held for trading.

                                                                       Dollar Amount in Thousands              Bil Mil Thou
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES                                                                                       /////////////////////////
13.  Deposits:                                                                                    /////////////////////////
      a. In domestic offices (sum of totals of columns A and C from Schedule RC-E,                /////////////////////////
         part I) ...............................................................................  RCON 2200      69,612,110 13.a.
         (1)  Noninterest-bearing (1) .............................  RCON 6631      12,956,103    ///////////////////////// 13.a.(1)
         (2)  Interest-bearing ....................................  RCON 6636      56,656,007    ///////////////////////// 13.a.(2)
      b. In foreign  offices,  Edge and Agreement  subsidiaries,
         and IBFs (from Schedule RC-E,                                                            /////////////////////////
         part II) ..............................................................................  RCFN 2200       5,163,776 13.b.
         (1)  Noninterest-bearing .................................  RCFN 6631               0    ///////////////////////// 13.b.(1)
         (2)  Interest-bearing ....................................  RCFN 6636       5,163,776    ///////////////////////// 13.b.(2)

14.  Federal funds purchased and securities sold under agreements to repurchase ................  RCFD 2800      14,135,805 14.
15.   a. Demand notes issued to the U.S. Treasury ..............................................  RCON 2840         191,337 15.a.
      b. Trading liabilities (from Schedule RC-D) ..............................................  RCFD 3548       3,064,414 15.b.
16.  Other borrowed money (includes mortgage indebtedness and obligations under                   /////////////////////////
     capitalized leases):                                                                         /////////////////////////
      a. With a remaining maturity of one year or less .........................................  RCFD 2332       2,889,205 16.a.
      b. With a remaining maturity of more than one year through three years ...................  RCFD A547         525,793 16.b.
      c. With a remaining maturity of more than three years ....................................  RCFD A548          59,777 16.c.
17.  Not applicable                                                                               /////////////////////////
18.  Bank's liability on acceptances executed and outstanding ..................................  RCFD 2920         751,815  18.
19.  Subordinated notes and debentures (2) .....................................................  RCFD 3200       2,195,501  19.
20.  Other liabilities (from Schedule RC-G) ....................................................  RCFD 2930       1,983,925  20.
21.  Total liabilities (sum of items 13 through 20) ............................................  RCFD 2948     100,573,456  21.
22.  Not applicable                                                                               /////////////////////////
EQUITY CAPITAL                                                                                    /////////////////////////
23.  Perpetual preferred stock and related surplus .............................................  RCFD 3838               0  23.
24.  Common stock ..............................................................................  RCFD 3230          82,795  24.
25.  Surplus (exclude all surplus related to preferred stock) ..................................  RCFD 3839       6,197,897  25.
26.  a.  Undivided profits and capital reserves ................................................  RCFD 3632       2,148,062  26.a.
     b.  Net unrealized holding gains (losses) on available-for-sale securities ................  RCFD 8434         110,603  26.b.
27.  Cumulative foreign currency translation adjustments .......................................  RCFD 3284               0  27.
28.  Total equity capital (sum of items 23 through 27) .........................................  RCFD 3210       8,539,357  28.
29.  Total liabilities and equity capital (sum of items 21 and 28) .............................  RCFD 3300     109,112,815  29.

Memorandum
To be reported only with the March Report of Condition.

1.    Indicate in the box at the right the number of the statement below that best
      describes the most  comprehensive  level  of  auditing  work  performed                                       Number
      for the bank by independent  external auditors as of any date during 1996 ................  RCFD 6724   N/A     M.1.

1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank
2 = Independent audit of the bank's parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)
3 = Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)
4 = Directors' examination of the bank performed by other external auditors (may be required by state chartering authority)
5 =  Review of the bank's financial statements by external auditors
6 =  Compilation of the bank's financial statements by external auditors
7 =  Other audit procedures (excluding tax preparation work)
8 =  No external audit work
----------
(1) Includes total demand deposits and noninterest-bearing time and savings deposit.
(2) Includes limited-life preferred stock and related surplus.